EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Innovation Pharmaceuticals Inc. (the “Company,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is based upon our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to our Articles of Incorporation and our Bylaws. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the Nevada Revised Statutes for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 600 million shares of Class A common stock, $0.0001 par value per share; 100 million shares of Class B common stock, par value $0.0001 per share; and 10 million shares of preferred stock, par value $0.001 per share.

Quotation

Our Class A common stock is quoted on the OTCQB under the symbol “IPIX.”

Voting Rights

Each holder of Class A common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and each holder does not have cumulative voting rights. Each holder of Class B common stock is entitled to ten votes for each share on all matters submitted to a vote of the stockholders, and subject to the limitations provided by law and subject to any voting rights applicable to shares of preferred stock, the holders of shares of the Class A common stock and Class B common stock vote together as a single class, together with the holders of any shares of the preferred stock which are entitled to vote, and not as a separate class.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Class A common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Rights upon Liquidation

In the event of our liquidation, dissolution or winding up, holders of Class A common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

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Other Rights and Preferences

Holders of Class A common stock do not have preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of Class A common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or which we may designate in the future.

Transfer Agent and Registrar

West Coast Stock Transfer, Inc. is the transfer agent and registrar for our Class A common stock.

Certain Anti-Takeover Effects

Certain provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before meetings of our stockholders or to nominate candidates for election as directors at our stockholder meetings and specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our stockholder meetings or from making nominations for directors at our stockholder meetings if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Articles of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Effect of Preferred Stock. Our board of directors is authorized to approve the issuance of preferred stock without stockholder approval and to determine the number of shares, the designations and the relative preferences, rights, restrictions and qualifications of any class or series of preferred stock. As a result, our board of directors could, without stockholder approval, authorize the issuance of preferred stock with voting, dividend, redemption, liquidation, sinking fund, conversion and other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of capital stock or other classes or series of preferred stock or that could have the effect of delaying, deferring or preventing a change in control.

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